

Mail Stop 3561

August 11, 2017

Garrett E. Pierce
Chief Financial Officer
Orbital ATK, Inc.
45101 Warp Drive
Dulles, Virginia 20166

   Re: **Orbital ATK, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Response dated July 31, 2017
      File No. 001-10582

Dear Mr. Pierce:

  We have reviewed your July 31, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis, page 29

Critical Accounting Estimates

Revenue Recognition, page 32

1. We have reviewed your response to prior comment 2. Please further expand your proposed disclosure in the last paragraph to discuss the gross change in both favorable and unfavorable adjustments, rather than the net change. Also to the extent any specific programs or contracts within the various divisions had an overall material impact on the gross adjustment, please consider disclosing the amount.

Garrett E. Pierce
Orbital ATK, Inc.
August 11, 2017
Page 2

<u>Form 8-K (Exhibit 99.1) furnished August 3, 2017</u>

2.   We note that on page 3 of your earnings release you provide 2017 financial guidance which includes the non GAAP financial measure of adjusted earnings per share. Please revise to include a reconciliation of these projected amounts to their equivalent measures presented in accordance with GAAP, or disclose that the reconciliations cannot be presented without unreasonable efforts. See Question 102.10 of the C&DI on Non-GAAP Financial Measures updated May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

                                Sincerely,

                                /s/ Melissa Raminpour

                                Melissa Raminpour
                                Branch Chief
                                Office of Transportation and Leisure